SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Sharpspring, Inc.
(Name of Issuer) Common Stock, par value $0.01
(Title of Class of Securities) 820054104
(CUSIP Number) July 5, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 820054104	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Inlight Wealth Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP NO. 820054104	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS West Elk Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

Item 1.	(a)	Name of Issuer:

SharpSpring, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

550 SW 2nd Avenue
Gainesville, FL 32601

Item 2.	(a)	Name of Persons Filing:

Inlight Wealth Management, LLC
West Elk Capital, LLC

	(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

1175 Peachtree Street NE
100 Colony Square, Suite 760
Atlanta, GA 30361

	(c)	Citizenship:

Inlight Wealth Management, LLC is a Georgia limited liability company
West Elk Capital, LLC is a Delaware limited liability company

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

820054104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);
(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[X] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

	Inlight Wealth Management, LLC	West Elk Capital, LLC
(a) Amount Beneficially Owned:	0	0
(b) Percent of Class:	0%	0%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	0	0
(ii) Shared Voting Power:	N/A	N/A
(iii) Sole Dispositive Power:	0	0
(iv) Shared Dispositive Power:	N/A	N/A

The reported shares are the Issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

Exhibit 1

Identification and Classification of Members of the Group.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	August 9, 2018

WEST ELK CAPITAL, LLC

By:	/s/ Jason Joffe
Name:	Jason Joffe
Title:	Manager

Date:	August 9, 2018

INLIGHT WEALTH MANAGEMENT, LLC

By:	/s/ Jason Joffe
Name:	Jason Joffe
Title:	Manager